

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-mail
John Peacock
Chief Accounting Officer
Satcon Technology Corporation
25 Drydock Avenue
Boston, Massachusetts 02210

Re: Satcon Technology Corporation
Registration Statement on Form S-3
Filed April 6, 2012
File No. 333-180613

Dear Mr. Peacock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1.   Please revise your prospectus summary to include disclosure of your history of operating losses, accumulated deficit and substantial indebtedness. Please also confirm to us that any prospectus supplement used in connection with this registration statement will contain similar disclosure to the extent such disclosure would be appropriate at that time.

Incorporation of Certain Documents by Reference, page 27

2.   We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2012 annual stockholders meeting. Please ensure that

you have made a filing that contains all of the Part III information prior to the time you request acceleration of the effectiveness of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Bradley A. Jacobson, Esq.
                   Greenberg Traurig LLP